UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

1347 Investors LLC

105 S. Maple
Itasca, Illinois 60143
(630) 432-2442

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53263P 105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,937(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,937(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,937(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 77,167 shares of Common Stock underlying exercisable warrants.

(2)	Based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 53263P 105	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,398(1)
	8	SHARED VOTING POWER 138,937(2)(3)
	9	SOLE DISPOSITIVE POWER 16,398(1)
	10	SHARED DISPOSITIVE POWER 138,937(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,335(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(5)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 3,200 shares potentially issuable upon the vesting of restricted stock units within 60 days of the date of this Schedule 13D.
(2)	The reporting person disclaims beneficial ownership of 138,937 of such shares.

(3)	Includes 77,167 shares of Common Stock underlying exercisable warrants.
(4)	Does not include 3,202 shares of Common Stock potentially issuable to Mr. Swets pursuant to grants of restricted stock units.

(5)	Based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 53263P 105	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066(1)
	8	SHARED VOTING POWER 138,937(2)(3)
	9	SOLE DISPOSITIVE POWER 1,066(1)
	10	SHARED DISPOSITIVE POWER 146,017(2)(3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,083(1)(3)(4)(5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(7)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 1,066 shares potentially issuable upon the vesting of restricted stock units within 60 days of the date of this Schedule 13D.

(2)	The reporting person disclaims beneficial ownership of the shares.

(3)	Includes 77,167 shares of Common Stock underlying exercisable warrants.

(4)	7,080 of such shares are held in the customer accounts of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”). Fundamental Global Investors, LLC owns 50% of CWA. Mr. D. Kyle Cerminara is the Chief Executive Officer, Co-Founder and Partner of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership.

(5)	Does not include 2,134 shares of Common Stock potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(6)	The reporting person disclaims beneficial ownership of 146,017 of such shares.

(7)	Based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 53263P 105	13D	Page 5 of 6 Pages

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by 1347 Investors LLC (“1347 Investors”), Larry G. Swets, Jr. and D. Kyle Cerminara (together, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on July 31, 2014 (the “Initial Schedule”), as amended by Amendment No. 1 to Schedule 13D filed on February 25, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 5, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 25, 2017 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on December 13, 2017 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on January 19, 2018 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on July 16, 2018 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on March 20, 2019 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on May 31, 2019 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on June 6, 2019 (“Amendment No. 9”), and Amendment No. 10 to Schedule 13D filed on October 2, 2019 (“Amendment No. 10” and, together with the Initial Schedule, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9, the “Schedule 13D”).

Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by the Reporting Persons on the Schedule 13D.

This Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the shares of Common Stock.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously described in Amendment No. 10 to the Schedule 13D filed by the Reporting Persons on October 2, 2019, 1347 Investors entered into a Distribution and Redemption Agreement (the “Distribution Agreement”) with each of the members of 1347 Investors listed on the signature page thereto (the “Members”).

On November 19, 2019, the transactions contemplated by the Distribution Agreement were completed, including the distribution and transfer by 1347 Investors to the Members party to the Distribution Agreement of an aggregate of 1,236,344 shares of Common Stock and an aggregate of 500,000 warrants exercisable to purchase one share of Common Stock at an exercise price of $15.00 per share, subject to adjustment, in accordance with the distribution schedule attached to the Distribution Agreement

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Persons beneficially own in the aggregate 163,481 shares of Common Stock, which represents approximately 2.1% of the Issuer’s outstanding shares of Common Stock and includes (i) 77,167 shares of Common Stock underlying warrants, (ii) 3,200 shares of Common Stock potentially issuable to Mr. Swets upon the vesting of restricted stock units within 60 days of the date of this Schedule 13D, and (iii) 1,066 shares of Common Stock potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the date of this Schedule 13D. The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Schedule 13D also include 7,080 shares of Common Stock held in the customer accounts of CWA.

Each percentage ownership of Common Stock set forth in this Schedule 13D is based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

(c) Except as set forth in Item 4 herein, no transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 10 on October 2, 2019.

(e) As a result of the completion of the transactions contemplated by the Distribution Agreement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

CUSIP No. 53263P 105	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: November 20, 2019

1347 INVESTORS LLC

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager
LARRY G. SWETS, JR.

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr., individually

D. KYLE CERMINARA
/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually